FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
         Registrant

Dated: April 10, 2006                                         By: /s/David Patterson/s/

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

COASTPORT CAPITAL INC. (“Coastport”)
501 - 595 Howe Street
Vancouver, BC
V6C 2T5

Item 2  Date of Material Change

November 28, 2005

Item 3  News Release

The news release dated November 28, 2005 was issued in Vancouver, BC, and disseminated through Canada Stockwatch and Market News.

Item 4  Summary of Material Change

Coastport provided an update to its acquisition of Cornerstone Capital Resources Inc.’s (TSXV-CGP) (“Cornerstone”) 70% interest in the La Plata polymetallic volcanogenic massive sulphide project located 60 km west of Quito, Ecuador, including the payment of a finder’s fee and a change in board of directors upon completion of the acquisition. Coastport also announced the granting of 400,000 incentive stock options, as more particularly described in Item 5 below.

Item 5  Full Description of Material Change

Coastport provided an update to its acquisition of Cornerstone’s 70% interest in the La Plata polymetallic volcanogenic massive sulphide project located 60 km west of Quito, Ecuador (the “Acquisition”). Upon closing of the Acquisition, it is proposed that Marc Prefontaine will resign as a director of the Company and Glen McKay and Mike Basha will be appointed to the board of directors. Messrs. McKay and Basha are currently directors of Cornerstone. In addition, a finder’s fee of $30,000 will be paid to Leede Financial Markets Inc. as consideration for arranging the Acquisition. The finder’s fee will be paid by the issuance of 100,000 common shares of the Company, subject to the approval of the TSX Venture Exchange.

The Company also announced the granting of incentive stock options to certain of its directors, officers, employees and consultants to purchase up to 400,000 common shares of the Company at a price of $0.50 per share, exercisable for a period of five years. The granting of 250,000 of these stock options will be subject to the completion of the Acquisition.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

LAURIE SADLER
President    Telephone: (604) 685-8287

Item 9  Date of Report

November 29, 2005